October 21, 2005

Via U.S. mail

Mr. Kenneth V. Huseman
President
Basic Energy Services, Inc.
400 W. Illinois, Suite 800
Midland, Texas 79701



      Re:	Basic Energy Services, Inc.
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed September 28, 2005
      File No. 333-127517

Dear Mr. Huseman:

      We have reviewed your filing and response letter dated
September
28, 2005 with attachments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form S-1

General

1. We remind you of prior comment 2. We may have additional comments once we have the opportunity to review any omitted exhibits, including the opinion of counsel that has not yet been filed.

Prospectus Summary, page 1

2. We note your responses to prior comments 6, 7 and 8, and we have the following additional comments. Please revise your disclosure accordingly.
* An example of disclosure that is not sufficiently concise is the section captioned "Our Competitive Strengths," which appears to repeat in its entirety the disclosure that appears at page 51. See prior comment 6.
* We remind you that prior comment 6 asked for revisions to provide more balanced disclosure.
* Based on your responses to our comments, it appears inappropriate to continue to refer to your company as enjoying a "Market Leadership Position." Instead it appears that your reference to your "significant" market share is more apt. In that regard, we note that your larger competitors are substantially larger and have a combined market share almost five times greater than yours.
* Lastly, your reference to "leadership" in your core operating areas does not appear to be supported in those areas in which you rank behind the actual leaders. We note that you rank third and fourth in various areas, for example.

Risk Factors, page 10

3. We reissue that part of prior comment 12 which is the subject of the third paragraph of your response. You may include this additional factual detail later in the prospectus if appropriate, but the Risk
Factors section should not retain disclosure that serves to mitigate the risks you present.

Selected Historical Financial Data, page 27

4. Please provide an analysis that supports your conclusion that it is appropriate to disclose in your filing a measure that excludes recurring charges such as gains and losses on extinguishment of debt given the requirements of Item 10(e)1.ii(B) of Regulation S-K. In this regard we reissue prior comment 18.

Management`s Discussion and Analysis, page 30

5. We note your disclosure revisions in response to prior comment
20,
however, we were unable to locate your expanded disclosure reconciling your direct margin to the most directly comparable GAAP measure and how you have present such GAAP measures with equal or greater prominence to your non-GAAP measures. In this regard we reissue comment 30.

Management, page 68

6. Revise Mr. Webster`s sketch to disclose when he became Co-
Managing
Partner of Avista Capital. Revise Mr. Krenek`s sketch to describe his business experience from November 2001 through March 2002. Revise Mr.
Fulton`s sketch to clarify when in 2002 he became President and CEO of
Frontier Drilling, and if this was later than January, describe his business experience in the interim period after leaving Merlin Offshore in November 2001. We are available if you wish to discuss further your response to prior comment 24.

Employment Agreements, page 77

7. We note your response to our prior comment 25. Please disclose the reasons for the portion of Mr. Huseman`s bonus that is above the amount stated in his employment agreement. Similarly, disclose the information you provided in the third paragraph of your response to prior comment 27.

Underwriting, page 98

8. We note your response to prior comment 33 and the language that the representatives propose to include. If accurate, generic references to members of the staff in the Division as a whole may be appropriate, but it appears incorrect to suggest that particular matters were reviewed by or with the Commission. Please revise or advise.

9. With regard to the materials that were the subject of prior comment
34(h), it appears inappropriate to require the reader to acknowledge that it has "read" or "understood" particular text or documents. For example, refer to the language to which the potential investor must agree and certify on the Indication of Interest form. We may have additional comments upon our review of any revisions.

Basic Energy Services, Inc. Financial Statements, F1-2

General

10. We note your submission of Exhibit B quantifying dollar and percentage relationships of acquired companies to your historical financial statements provided in response to prior comment 36. Please submit the balance of your response describing the qualitative and quantitative parameters and thresholds of your materiality assessment and whether you have concluded disclosures required by paragraphs 51-
54 of SFAS 141 are immaterial, if that is your view. Your response should clearly explain the basis for and how you arrived at your conclusion. In this regard we reissue prior comment 36.

Principles of Consolidation, page F1-6

11. We note your response to prior comment 41 indicating that you do not have any subsidiaries that are less than wholly owned, therefore you believe the disclosure of the specific voting percentage and control criteria management uses to determine whether to consolidate a less than wholly owned subsidiary is not applicable. Please confirm, if true, that you have no interest in any other organization, entity, partnership, or contract that could require any evaluation under FIN
46R or ARB No. 51. Expand your consolidation policy to state this fact, if true.

Note 8, Manadatorily Redeemable Preferred Stock and Stockholders`
Equity, F1-27

12. We note your response to our prior comment 43 indicating that you had accreted $914,000 of the original discount related to your Series
A Preferred Stock. Please expand your disclosures to respond to our request indicating whether the entire discount associated with the warrants issued with your Series A Preferred Stock was accreted on or before October 3, 2003. Also quantify the original discount.

Note 11, EBITDA Contingent Warrants, page F1-31

13. We note your response to prior comment 44 in which you have revised your statement of stockholder`s equity to reflect dividends associated with your contingent warrants in fiscal year 2003, the period in which the contingency was resolved. As previously requested, please describe under which model you valued the warrants and the assumptions used in your valuation.

14. We note your response to our prior comments 45 and 46 and remain unclear regarding your application of GAAP to your EBITDA contingent warrants. You indicate that you have applied variable accounting. Please explain in greater detail why you believe it is appropriate to apply variable accounting to these equity instruments, with an analysis of all of the terms and conditions of the equity instrument.
Please address the following:

o Clarify whether the warrant agreement required that the performance criteria be fulfilled in order for the warrant to be exercisable.

o Identify the "other subjective matters" which ultimately determined the number of warrants exercisable and whether these matters were specified in the original warrant agreement or subsequent thereto.

o Cite the specific paragraphs of the authoritative literature you believe apply in accounting for the warrants and provide us a copy of the warrant agreement. We note that compensation would only be measured when both the number and price of the warrants are known. Refer to paragraph 10(b) of APB 25.

o Tell us how you considered the application of SFAS 133 in connection with your warrants issued as dividends.

o Describe to us how you determined in 2001 that 50% of the warrants would be awarded.

Note 11 Commitments and Contingencies, page F1-25

15. We note your response to prior comment 47 and were unable to locate your disclosure modifications, as indicated in your response.
We reissue comment 47.

FESCO Holdings Inc. and Subsidiaries

Unaudited Consolidated Financial Statements

16. We note your response to prior comment 35. Please provide audited financial statements for the nine-month period ended September 30, 2003. Refer to Rules 3-05 and 3-06 of Regulation S-X.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jonathan Duersh at (202) 551-3719 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc:	J. Duersh
	J. Davis
      J. Wynn
	T. Levenberg
      D. Buck
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Mr. Kenneth V. Huseman
Basic Energy Services, Inc.
October 21, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010